

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 12, 2018

Alon Seri-Levy
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel

> **Re: Sol-Gel Technologies Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed December 29, 2017**
> **File No. 333-220234**

Dear Mr. Seri-Levy:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Collaboration Agreements, page 68

1.   We note that on August 22, 2017, you received an in-process research and development product candidate from a related party together with an agreement with a third party for the development, manufacturing, and commercialization of the product. Please expand your disclosure, here and elsewhere, to identify the product and collaborative partner. Additionally, disclose the material terms of the agreement, such as the duration, termination provisions, and each party's rights and obligations. File the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.
        Latham & Watkins LLP